Exhibit 10.50

Marchex, Inc.

520 Pike Street, Suite 2000

Seattle, WA 98101

April 21, 2016

Michael Arends

By electronic delivery

Dear Mike:

I am pleased to provide you in this letter (the “Agreement”) with the AMENDED AND RESTATED terms and conditions of your continued employment by Marchex, Inc. (the “Company”). The principal purpose of this Agreement is to consolidate all of the changes that have been made to your employment terms since you joined the Company. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them by your Retention Agreement with the Company, and as subsequently amended to the date of this Agreement (the “Retention Agreement”).

1. Position. The Company agrees to continue to employ you as its Chief Financial Officer, with the powers and duties consistent with such position. You will report to the Chief Executive Officer.

2. Nature of Relationship. Employment at the Company is “at will” and either you or the Company may terminate the employment relationship at any time and for any reason or no reason, subject to the provisions of Section 7 below.

3. Compensation. During your employment with the Company, you will receive the following compensation:

(a)	Base Compensation. Your base salary (“Base Salary”) will be at the annualized rate of $290,000, less applicable withholdings, paid in accordance with the Company’s normal payroll practices. The Company will review your Base Salary on an annual basis and such Base Salary may be adjusted at the discretion of the Compensation Committee of the Board (the “Compensation Committee”).

(b)	Target Bonus. You will be eligible to participate in the Company’s Annual Incentive Plan (or its successor) during each fiscal year you are employed by the Company. The target bonus amount (the “Target Bonus”) and the specific objectives for achieving your Target Bonus will be agreed upon with the Compensation Committee on or before March 31st of the applicable fiscal year. Unless otherwise determined by the Compensation Committee, your Target Bonus will be apportioned on the basis of Company fiscal quarters, and the achievement will be determined following the completion of each fiscal quarter. The Target Bonus to the extent earned will be paid within seventy (70) days after the end of each fiscal quarter.

(c)	Change of Control. In the event of a Change of Control, one hundred percent (100%) of all performance and time based options, restricted stock and restricted stock units not already vested, shall become immediately vested upon the occurrence of both (a) a Change of Control, (b) followed by the first to occur of (i) a termination of your employment by the Company or any successor thereto without Cause, (ii) a material diminution in the nature or scope of your duties, responsibilities, authorities, powers or functions that constitutes Good Reason, or (iii) the twelve month anniversary of the occurrence of the Change of Control provided that you then remain an employee of the Company or its successor.

4. Benefits. During your employment with the Company, you will continue to be eligible for the Company’s general employee benefit programs (subject to any required employee contributions) which include paid-time off, medical, dental and vision insurance, life insurance, short-term disability and long-term disability insurance and participation in the Company’s 401(k) retirement savings program and the Company’s employee stock purchase plan). Unused vacation may be carried over each year during your employment or paid to you upon termination consistent with Company policy and limitations. Notwithstanding the foregoing, the Company retains the right to change, add or cease any particular benefit for its employees. In addition to any group and/or executive life insurance benefits made available by the Company to its employees, the Company will maintain life insurance which will pay to your beneficiaries a death benefit equal to one million five hundred thousand dollars ($1,500,000).

5. Confidentiality. The Company considers the protection of its confidential information, proprietary materials and goodwill to be very important. Therefore, as a condition of your employment, you and the Company became parties to a Confidentiality, Assignment of Inventions and Employment-At-Will Agreement for Consultants and Employees as of the commencement of your employment, and such agreement remains in full force and effect.

6. Indemnity. As an executive of the Company, the Company provided you with an Indemnity Agreement that you and the Company entered into as of the commencement of your employment, and such agreement remains in full force and effect.

7. Termination and Eligibility for Severance. You will be eligible to receive the applicable termination and severance benefits set forth in this Section 7, unless your employment is terminated by the Company for Cause or you resign from employment other than for Good Reason.

(a)	In the event the Company terminates your employment for any reason other than Cause (which shall not include termination of your employment due to your death or Disability), or you terminate your employment for Good Reason (regardless of a Change in Control) in accordance with Section 7(d), and subject to your execution of a comprehensive release of claims as set forth in Section 7(c) below, you (or your estate or your successors and assigns, as the case may be) will be eligible to receive the following severance and related post-termination benefits:

(i)	a lump sum payment equal to one (1) times your then Annual Salary payable at the time of termination (“Separation Date”), unless the termination of your employment occurs within twelve months following a Change of Control, in which case you will receive the benefits under your Retention Agreement;

(ii)	subject to Section 7(e)(ii) and provided that you are eligible for and elect continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), payment by the Company of its share of medical, dental and vision insurance premiums under COBRA for you and your dependents for the twelve (12) month period following the Separation Date or such lesser period as you remain eligible under COBRA, unless the termination of your employment occurs within twelve months following a Change of Control, in which case you will receive the benefits under your Retention Agreement; provided, that if immediately prior to the termination of your employment you were required to contribute towards the cost of premiums as a condition of receiving such insurance, you shall be required to continue contributing towards the cost of such premiums under the same terms and conditions as applied to you and your dependents immediately prior to the termination of your employment in order to receive such continued insurance coverage;

(iv)	subject to Section 8, any allowable unreimbursed expenses, any accrued but unused vacation pay, and any earned but unpaid bonus amounts owing to you at the time of termination; and

(v)	an additional one (1) year of time-based vesting on any unvested options, restricted stock and restricted stock units as of the Separation Date; provided that if your termination of employment under this Section 7(a) occurs upon or following a Change of Control, then Section 3(c) above shall apply. For the purposes hereof, any equity with performance based vesting will not be accelerated in accordance with the above additional vesting parameters to the extent the performance metrics have not been achieved as of the date of termination.

(b)	In the event that your employment terminates due to your death or Disability, and subject to execution of a comprehensive release of claims as set forth in Section 7(c) below by you or your legal representative, you (or your estate or your successors and assigns, as the case may be) will be eligible to receive the following severance and related post-termination benefits:

(i)	subject to Section 7(e)(ii) and provided that you are eligible for and elect continuation coverage under COBRA, payment by the Company of its share of medical, dental and vision insurance premiums under COBRA for you and your dependents for the eighteen (18) month period following your Separation Date or such lesser period as you remain eligible under COBRA; provided, that if immediately prior to the date of your death or Disability you were required to contribute towards the cost of premiums as a condition of receiving such insurance, you shall be required to continue contributing towards the cost of such premiums under the same terms and conditions as applied to you and your dependents immediately prior to the date of your death or Disability in order to receive such continued insurance coverage; and

(ii)	One hundred percent (100%) of all performance and time-based unvested options, restricted stock and restricted stock units will immediately vest upon your Separation Date and will be delivered to you or your estate, as applicable.

(c)	The Company’s provision of the benefits described in Section 7(a) and 7(b) above will be contingent upon execution by you or your legal representative of a release of all claims in favor of the Company in a form to be provided by the Company (the “Release Agreement”), which Release Agreement must be delivered to the Company within twenty-one (21) days following the termination of your employment. The lump sum payment described in Section 7(a) above will be made on the eighth (8th) day following the Company’s receipt of the executed Release Agreement and the expiration of any revocation period described in the Release Agreement. The Company will have no further obligation to you in the event your employment with the Company terminates at any time, other than those obligations specifically set forth in this Section 7.

(d)	The Company may terminate your employment at any time with or without Cause by written notice to you specifying the date of termination. You may terminate your employment with or without Good Reason by providing written notice to the Company at least thirty (30) days prior to the date of termination, specifying the basis for your claim of Good Reason. If you seek to terminate your employment for Good Reason, the Company will then have ten (10) days following its receipt of such written notice to cure the circumstances giving rise to Good Reason. Upon a termination of your employment for Cause by the Company or upon your resignation from employment without Good Reason, you will be entitled to accrued but unpaid base salary and benefits through the date of termination only and shall not be entitled to any of the termination and severance benefits described in Sections 7(a) or 7(b).

(e)	Definitions and Certain Conditions:

(i)	“Disability” means an illness (mental or physical) or accident, which renders you incapable, after reasonable accommodation, of performing your duties and such condition is determined by the Chief Executive Officer to be of a long-term nature.

(ii)	Notwithstanding the provisions of Sections 7(a)(ii) and 7(b)(i), as applicable, if the Company determines, in its sole discretion, that the payment of such premium subsidies under COBRA would result in a violation of the nondiscrimination rules of Section 105(h)(2) of the Internal Revenue Code of 1986, as amended (the “Code”), or any statute or regulation of similar effect (including but not limited to the 2010 Patient Protection and Affordable Care Act, as amended by the 2010 Health Care and Education Reconciliation Act), then in lieu of providing such COBRA premium subsidies, the Company, in its sole discretion, may elect to instead pay to you on the first day of each month of the applicable period, a fully taxable cash payment equal to the COBRA premium subsidy that would otherwise be paid for that month, subject to applicable tax withholdings if any, for the remainder of the applicable period. In such case, you may, but are not obligated to, use such taxable cash payment toward the cost of COBRA premiums.

8. Section 409A of the Code. The parties intend that this Agreement (and all payments and other benefits provided under this Agreement) be exempt from the requirements of Section 409A of the Code and the regulations and ruling issued thereunder (collectively “Section 409A”), to the maximum extent possible, whether pursuant to the short-term deferral exception described in Treasury Regulation Section 1.409A-1(b)(4), the involuntary separation pay plan exception described in Treasury Regulation Section 1.409A-1(b)(9)(iii), or otherwise. To the extent Section 409A is applicable to such payments, the parties intend that this Agreement (and such payments and benefits) comply with the deferral, payout and other limitations and restrictions imposed under Section 409A any other provision of this Agreement to the contrary, this Agreement shall be interpreted, operated and administered in a manner consistent with such intentions. Without limiting the generality of the foregoing, and notwithstanding any other provision of this Agreement to the contrary:

(a)	No amount payable pursuant to this Agreement on account of your termination of employment with the Company which constitutes a “deferral of compensation” within the meaning of Section 409A shall be paid unless and until you have incurred a “separation from service” within the meaning of Section 409A. Furthermore, to the extent that you are a “specified employee” within the meaning of Section 409A (determined using the identification methodology selected by Company from time to time, or if none, the default methodology) as of the date of your separation from service, no amount that constitutes a deferral of compensation which is payable on account of your separation from service shall paid to you before the date (the “Delayed Payment Date”) which is first day of the seventh month after the date of your separation from service or, if earlier, the date of your death following such separation from service. All such amounts that would, but for this Section 8(a), become payable prior to the Delayed Payment Date will be accumulated and paid in a lump sum on the Delayed Payment Date. Thereafter, any payments that remain outstanding as of the day immediately following the Delayed Payment Date shall be paid without delay over the time period originally scheduled, in accordance with the terms of this Agreement.

(b)	It is the intent of the parties to this Agreement that any right you have to receive installment payments hereunder shall, for all purposes of Section 409A, be treated as a right to a series of separate payments.

(c)	With regard to any provision under this Agreement for reimbursement of expenses or in-kind benefits, except for any expense, reimbursement or in-kind benefit provided pursuant to this Agreement that does not constitute a “deferral of compensation,” within the meaning of Section 409A, (i) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit, (ii) the amount of expenses eligible for reimbursement, or in-kind benefits provided, during any taxable year shall not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year, provided that the foregoing clause (ii) shall not be deemed to be violated with regard to expenses reimbursed under any arrangement covered by Section 105(b) of the Code solely because such expenses are subject to a limit related to the period the arrangement is in effect, and (iii) such payments shall be made on or before the last day of your taxable year following the taxable year in which the expense occurred.

(d)	The Company intends that income provided to you pursuant to this Agreement will not be subject to taxation under Section 409A. However, the Company does not guarantee any particular tax effect for income provided to you pursuant to this Agreement. In any event, except for the Company’s responsibility to withhold applicable income and employment taxes from compensation paid or provided to you, the Company shall not be responsible for the payment of any taxes, penalties, interest, costs, fees, including attorneys’ fees, or other liability incurred by you in connection with compensation paid or provided to you pursuant to this Agreement.

9. No Mitigation. The parties hereto agree that you will not be required to mitigate damages in respect of any termination benefit or payment due under this Agreement, nor will any such benefit or payment be offset by any future compensation or income received by you from any other source.

10. Provision of Benefits. Should the continuation of any benefits to be provided to you following the termination of your employment hereunder be unavailable under the Company’s benefit plans for any reason, the Company will pay for you to receive such benefits under substantially similar plans from similar third party providers.

11. Other Agreements. You represent and warrant to the Company that you are not bound by any agreement with a previous employer or other party which you would in any way violate by performing your duties as an employee of the Company. You further represent and warrant that, in the performance of your duties with the Company, you will not utilize or disclose any confidential information in breach of an agreement with a previous employer or any other party.

12. Assignment. This Agreement is personal in nature and neither of the parties hereto will, without the written consent of the other, assign or otherwise transfer this Agreement or its obligations, duties and rights under this Agreement; provided, however, that in the event of the merger, consolidation, transfer or sale of all or substantially all of the assets of the Company, this Agreement will, subject to the provisions hereof, be binding upon and inure to the benefit of such successor and such successor will discharge and perform all of the promises, covenants, duties and obligations of the Company hereunder.

13. General.

(a)	Entire Agreement; Modification. This Agreement, together with the Retention Agreement except as otherwise provided by this Section 13(a), contains the entire agreement of the parties relating to the subject matter hereof, and the parties hereto have made no agreements, representations or warranties relating to the subject matter of this Agreement that are not set forth otherwise herein. This Agreement supersedes any and all prior agreements, written or oral, between you and the Company regarding the subject matter hereof including, but not limited to, any employment agreements or offer letters other than the Retention Agreement. The Retention Agreement shall survive the execution of this Agreement, except that, in consideration for the Company’s willingness to enter into this Agreement, the parties to this Agreement hereby agree that Section 4 (titled “Certain Additional Payments by the Company”) of the Retention Agreement, which contains certain Excise Tax gross-up provision, shall terminate and have no force or effect on and following the date of this Agreement. No modification of this Agreement will be valid unless made in writing and signed by the parties hereto.

(b)	Severable Provisions. This provisions of this Agreement are severable and if any one or more provisions may be determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions of this Agreement will nevertheless be binding and enforceable. Notwithstanding the foregoing, if there are any conflicts between the terms of this Agreement and the terms of any Company equity incentive plan document referred to in this Agreement, then the terms of this Agreement will govern and control. Except as modified hereby, this Agreement will remain unmodified and in full force and effect.

(c)	Governing Law. This Agreement will be governed by and interpreted in accordance with the laws of the State of Washington, without regard to the conflict of laws provisions hereof.

(d)	Arbitration.

(i)	Any controversy, dispute or claim arising out of or relating to this Agreement or the breach hereof which cannot be settled by mutual agreement will be finally settled by binding arbitration in Seattle, Washington, under the jurisdiction of JAMS, before a single arbitrator appointed in accordance with the employment arbitration rules of JAMS, modified only as herein expressly provided. The arbitrator may enter a default decision against any party who fails to participate in the arbitration proceedings.

(ii)	The decision of the arbitrator on the points in dispute will be final, non-appealable and binding, and judgment on the award may be entered in any court having jurisdiction thereof.

(iii)	Except as otherwise provided in this Agreement, all the fees and expenses of the arbitrator will be borne by the Company, and each party will bear the fees and expenses of its own attorney.

(iv)	The parties agree that this Section 13(d) has been included to rapidly and inexpensively resolve any disputes between them with respect to this Agreement, and that this Section 13(d) will be grounds for dismissal of any court action commenced by either party with respect to this Agreement, other than post-arbitration actions seeking to enforce an arbitration award or actions seeking an injunction or temporary restraining order. In the event that any court determines that this arbitration procedure is not binding, or otherwise allows any litigation regarding a dispute, claim, or controversy covered by this Agreement to proceed, the parties hereto hereby waive any and all right to a trial by jury in or with respect to such litigation.

(v)	The parties will keep confidential, and will not disclose to any person, except as may be required by law, the existence of any controversy hereunder, the referral of any such controversy to arbitration or the status or resolution thereof.

(e)	Notices. All notices will be in writing and will be delivered personally (including by courier), sent by facsimile transmission (with appropriate documented receipt thereof), by overnight receipted courier service (such as UPS or Federal Express) or sent by certified, registered or express mail, postage prepaid, to the Company at the following address: General Counsel, Marchex, Inc., 520 Pike Street, Suite 2000, Seattle WA 98101, and to you at the address in your then-current employment records. Any such notice will be deemed given when so delivered personally, or if sent by facsimile transmission, when transmitted, or, if by certified, registered or express mail, postage prepaid mailed, forty-eight (48) hours after the date of deposit in the mail. Any party may, by notice given in accordance with this paragraph to the other party, designate another address or person for receipt of notices hereunder.

(f)	Counterparts. This Agreement may be executed in more than one counterpart, each of which will be deemed to be an original, and all such counterparts together will constitute one and the same instrument.

(g)	Survival. All terms of this Agreement, which by their nature extend beyond its termination, will remain in effect until fulfilled and apply to the parties’ respective successors and assigns.

14. Withholding. The Company may withhold from any payment that it is required to make under this Agreement amounts sufficient to satisfy applicable withholding requirements under any federal, state or local law.

15. Employment. This Agreement shall not be construed as creating an express or implied contract of employment and, except as otherwise agreed to in writing between you and the Company, you shall not have any right to be retained in the employ of the Company.

16. Acceptance. You may accept this Agreement by confirming your acceptance in writing. Please send your countersignature to this Agreement to the Company, or via e-mail to Ethan Caldwell, which execution will evidence your agreement with the terms and conditions set forth herein.

Very truly yours,

/s/ Peter Christothoulou
Name:	Peter Christothoulou
Title:	Chief Executive Officer

Accepted by:

/s/ Michael Arends		April 21, 2016
Name:	Michael Arends	Date